

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Catherine Berman
Chief Executive Officer
CNote Group, Inc.
2323 Broadway
Oakland, CA 94612

> **Re: CNote Group, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 21, 2023**
> **File No. 024-12344**

Dear Catherine Berman:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 1-A/A filed November 21, 2023

Description of Securities, page 17

1. We note your response to prior comment 4. Revise the disclosure on page 18 to clarify that unless an investor specifically indicates that they want to invest in a new note, the principal and interest in the maturing note will be transferred back to the investor.

2. It is our understanding from your revised disclosure and response to prior comment 4 that you view a "rolled over" investment of a matured note as a new sale of a note to the investor, with the corresponding use of the available securities covered by the then existing 1-A. Please confirm that your view of how any reinvestment of funds from a maturing note is generally in accord with our understanding. Alternatively, if If you have a different view on the impact of a decision to renew an investment in your notes upon maturity, please provide your view and supporting analysis.

Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Markley S. Roderick, Esq.